Fathom Video Inc.
(a Delaware Corporation)

Audited Financial Statements
As of the fiscal year ended January 31, 2024

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Fathom Video, Inc.

Table of Contents




Independent Auditor's Report

June 14, 2024
To: Board of Directors of Fathom Video Inc.
Re: FY2024 Financial Statement Audit – Fathom Video Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Fathom Video Inc., which comprise the balance sheets as of the fiscal year ended January 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the fiscal year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fathom Video Inc. as of January 31, 2024, and the results of its operations and its cash flows for the fiscal year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fathom Video Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fathom Video Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fathom Video Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates


229 Park Ave S, Suite 70037
New York, New York 10003-
1502


Info@Alice.CPA



made by management, as well as evaluate the overall presentation of the financial statements.

- • Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fathom Video Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 14, 2024



Fathom Video, Inc.
BALANCE SHEET
For the fiscal year ended January 31, 2024
(Audited)

ASSETS		2024
Current Assets		
Cash and cash equivalents	$	3,134,506
Accounts receivable		43,831
Prepaid expenses		82,425
Allowance for doubtful accounts		(33,144)
Total Current Assets		3,227,619
Property and Equipment		
Software		2,799,308
Computers and equipment		47,650
Accumulated depreciation and amortization		(1,213,640)
Net Property and Equipment		1,633,317
Total Assets	$	4,860,936
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	254,609
Accrued expenses		109,019
Deferred revenue		760,696
Total Current Liabilities		1,124,324
Total Liabilities		1,124,324
Stockholders' equity		
Common Stock, $0.00001 par value; authorized 317,597,530; issued and outstanding 96,462,500		965
Preferred Stock, $0.00001 par value; authorized 180,312,680; issued and outstanding 180,312,679		1,803
Additional Paid in Capital - Common Stock		955
Additional Paid in Capital - Preferred Stock		11,140,594
Additional Paid in Capital - Stock Options		8,437
SAFE Agreements		-
Retained Earnings/ (Accumulated Deficit)		(7,416,142)
Total Stockholders' Equity		3,736,612
Total Liabilities and Stockholders' Equity	$	4,860,936

The accompanying footnotes are an integral part of these financial statements.

Fathom Video, Inc.
STATEMENTS OF OPERATIONS
For the fiscal year ended January 31, 2024
(Audited)

	2024
Revenues	$ 1,280,616
Cost of Revenues	(1,371,005)
Gross Profit	(90,389)
Operating Expenses	
Advertising	260,006
General and administrative	518,957
Salaries and wages	1,146,989
Professional services	66,228
Product development	583,683
Rent	1,126
Depreciation and amortization	842,950
Total Operating Expenses	3,419,939
Other Income (Expense)	
Dividends and credits	73,978
Stock-based compensation	(3,023)
Crowdfunding fees	(124,261)
Taxes	(2,433)
Bad debt expense	(37,400)
Total Other income (expense)	(93,139)
Net Income (Loss)	$ (3,603,467)

The accompanying footnotes are an integral part of these financial statements.

Fathom Video, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the fiscal year ended January 31, 2024
(Audited)

	Common Stock			Preferred Stock			Additional Paid in Capital - Stock Options	SAFE Agreements	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)	Additional Paid in Capital	Shares	Value ($ par)	Additional Paid in Capital				
Balance as of January 31, 2023	96,462,500	$ 965	$ 955	-	$ -	$ -	$ 5,414	$ 7,046,914	$ (3,812,675)	$ 3,241,573
Issuance of Preferred Stocks	-	-	-	42,735,038	427	3,499,622	-	-	-	3,500,049
Issuance of SAFE Agreements	-	-	-	-	-	-	-	595,434	-	595,434
Conversion of SAFE notes for Preferred	-	-	-	137,577,641	1,376	7,640,972		(7,642,348)	-	-
Issuance and vesting of stock options	-	-	-	-	-	-	3,023	-	-	3,023
Net loss	-	-	-	-	-	-	-	-	(3,603,467)	(3,603,467)
Balance as of January 31, 2024	96,462,500	$ 965	$ 955	180,312,679	$ 1,803	$ 11,140,594	$ 8,437	$ -	$ (7,416,142)	$ 3,736,612

The accompanying footnotes are an integral part of these financial statements.

Fathom Video, Inc.
STATEMENTS OF CASH FLOWS
For the fiscal year ended January 31, 2024
(Audited)

	2024
Cash Flows from Operating Activities	
Net Income (Loss)	$ (3,603,467)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation and amortization	842,950
Stock-based compensation	3,023
Changes in operating assets and liabilities:	
Accounts receivable	(43,669)
Allowance for doubtful accounts	33,144
Prepaids	(48,969)
Accounts payable	210,118
Accrued expenses	94,789
Deferred revenue	643,436
Net cash provided by (used in) operating activities	(1,868,645)
Cash Flows from Investing Activities	
Purchase of computers and equipment	(23,650)
Capitalized software additions	(496,295)
Net cash used in investing activities	(519,945)
Cash Flows from Financing Activities	
Issuance of Preferred Stock	3,500,049
Issuance of SAFE Notes	595,434
Net cash used in financing activities	4,095,483
Net change in cash and cash equivalents	1,706,893
Cash and cash equivalents at beginning of period	1,427,613
Cash and cash equivalents at end of period	$ 3,134,506
Supplemental information	
Interest paid	$ -
Income taxes paid	$ 2,433

The accompanying footnotes are an integral part of these financial statements.

Fathom Video Inc.
Notes to the Financial Statements
As of January 31, 2024
(Audited)

NOTE 1 – NATURE OF OPERATIONS

Fathom Video Inc. ("Company") was organized as a Delaware corporation, on August 19, 2020. The Company specializes in application technology that records, transcribes, and highlights key points from video conferencing, so individuals can focus on the conversation and not on taking notes. The Company's fiscal year ends January 31.

The Company is subject to risks common to early stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operationalize the Company's current technology, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit of approximately $7,416,000 as of January 31, 2024. All of these factors are integral to the Company's ability to continue as a going concern.

Management is forecasting revenue growth during the subsequent fiscal year ending January 31, 2025 and expects to raise additional capital as needed during fiscal year 2025. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through June 14, 2024, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held with financial institutions.

The Company receives dividends and interest income from its money market account that is classified as cash equivalents.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of January 31, 2024 the allowance for doubtful accounts was $33,144. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Software Development Costs

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Fathom platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company amortizes software development costs over a three-year useful life.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended January 31, 2024.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset

or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of January 31, 2024.

Revenue Recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling Fathom software subscriptions. Subscription terms carry a period of one month or one year from the date of purchase. Performance obligations typically consist of access to software subscription and are considered "over a period of time" transactions for revenue recognition. Revenues are recognized ratably over the contract period. The Company offers various tier level memberships that include a free subscription, premium subscription as well as team edition and team pro.

The Company's payments are generally collected upfront and recognized. Consideration received prior to the completion of the performance obligation is recorded as deferred revenue. Deferred revenues are expected to be recognized within the subsequent twelve months and thus are recorded as a current liability on the balance sheets.

Cost of Sales

The Company incurs infrastructure and cloud computing and usage costs in direct relation to number of users and overall usage of the product. Due to the tier levels offered, the Company incurs cloud usage costs for all subscriptions including the free subscription model users.

Advertising

The Company expenses advertising costs as they are incurred.

Compensated Absences

The Company's policy is to recognize costs for sick time and personal time off when paid. As such no accrual has been made in the accompanying financial statements.

Stock Based Compensation

Stock based compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance. A requirement of the authoritative guidance is that deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax bases of assets and liabilities using the current enacted tax rate to be in effect when the taxes are actually paid or recovered.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are not recorded as a tax benefit or expense in the current year.

Management has analyzed all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by taxing authorities. The Company has no tax examinations in progress.

Recent Accounting Pronouncements

In October 2021, FASB issued ASU 2021-07, *Compensation—Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards (a consensus of the Private Company Council)*.

Fathom Video Inc.
Notes to the Financial Statements
As of January 31, 2024
(Audited)

As a practical expedient, a nonpublic entity is allowed to determine the current price input of equity-classified share-based awards issued to both employees and nonemployees using the reasonable application of a reasonable valuation method. The practical expedient describes the characteristics of the reasonable application of a reasonable valuation method including (1) the date on which a valuation's reasonableness is evaluated, (2) the factors that a reasonable valuation should consider, (3) the scope of information that a reasonable valuation should consider, and (4) the criteria that should be met for the use of a previously calculated value to be considered reasonable. In our accounting for share-based awards, we are currently accounting for stock-based compensation expense at the value of each option's exercise price, which is intended to be identical to the respective option's fair market value at the date of grant. In other words, when options are issued, it is the intention of management to award an amount of stock options similar to the equivalence of their respective cash values, and it is the same value that is being recognized for purposes of stock-based compensation expense. The Company uses a 409A valuation completed annually for stock-based awards.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – STOCK OPTIONS

The Company has an Equity Incentive Plan (the "Plan") that covers certain key individuals and has authorized a total of 10,000,000 shares of common stock to be granted. The Company granted a total of 13,657,190 options as of January 31, 2024, of which 11,257,190 remain issued and outstanding. The Company granted a total of 4,625,000 Restricted Stock Awards as of January 31, 2024.

Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of January 31, 2024:

	Options		Weighted Average Exercise Price
Option outstanding, beginning of year	550,000	$	0.0005
Granted	10,707,190	$	0.0102
Exercised	(0)	$	0.0000
Expired	(0)	$	0.0000
Options outstanding, end of year	11,257,190	$	0.0100

These options expire 10 years after the grant date. The shares vest ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

	Total Options		Weighted Average Calculated Value
Nonvested options			
Total non-vested options, beginning of year	1,292,709	$	0.0006
Granted	10,707,190	$	0.0005
Vested	(1,602,806)	$	0.0006
Forfeited	(263,200)	$	0.0005
Total non-vested options, end of year	10,134,613	$	0.0006
Options exercisable, end of year	11,257,190	$	0.00005
Options unvested exercised early	411,459		

The total calculated value of stock options granted as of January 31, 2024 is $170,082. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation to be recognized in future periods totals $161,644 as of January 31, 2024.

NOTE 4 – RESTRICTED STOCK AWARDS

The Company has an Equity Incentive Plan (the "Plan") that covers certain key individuals and has authorized a total of 10,000,000 shares of common stock to be granted. The Company granted a total of 4,625,000 Restricted Stock Awards (RSAs) as of January 31, 2024.

The following is an analysis of restricted stock awards of the Company's stock issued and outstanding:

RSAs outstanding, January 31, 2022	6,250,000
Granted	0
Forfeited	(1,625,000)
RSAs outstanding, January 31, 2023	4,625,000
Granted	0
Forfeited	(0)
RSAs outstanding, January 31, 2024	4,625,000
RSAs unvested, January 31, 2024	500,000

The shares vest ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

NOTE 5 – EQUITY SAFE NOTES

Amended Authorization of Shares

On August 17, 2023, upon the completion of the Company's first equity financing, the Company amended the number of Common Stock and Preferred Stock shares authorized as follows:

Class	Authorized	Issued	Outstanding
Series Seed-1 Preferred	42,735,039	42,735,038	42,735,038
Series Seed-2 Preferred	15,490,792	15,490,792	15,490,792
Series Seed-3 Preferred	20,858,886	20,858,886	20,858,886
Series Seed-4 Preferred	62,482,854	62,482,854	62,482,854
Series Seed-5 Preferred	15,946,296	15,864,296	15,946,296
Series Seed-6 Preferred	17,172,934	17,172,934	17,172,934
Series Seed-7 Preferred	5,625,879	5,625,879	5,625,879
Common Stock	317,597,530	96,462,500	96,462,500

SAFE Notes

In fiscal year 2024, the Company issued several Simple Agreements for Future Equity (SAFE) for an aggregate total of 595,434. The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing, the SAFE will automatically convert into the number of shares of stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of stock. The agreements have post-money valuation caps between $30,000,000 with no discount rate.

Prior to FY 2024, the Company has issued several SAFEs for an aggregate total of $7,046,914. The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing, the SAFE will automatically convert into the number of shares of stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of stock. The agreements have post-money valuation caps between $8,000,000 - uncapped with no discount rate.

Upon the Company's first equity financing completed on August 17, 2023, all SAFEs and outstanding were converted to the respective Preferred Stock shares as follows:

Class	SAFE Total	Shares Issued
Series Seed-2 Preferred	$505,000	15,490,792

Fathom Video Inc.
Notes to the Financial Statements
As of January 31, 2024
(Audited)

Series Seed-3 Preferred	$1,020,000	20,858,886
Series Seed-4 Preferred	$5,092,348	62,482,854
Series Seed-5 Preferred	$500,000	15,864,296
Series Seed-6 Preferred	$125,000	17,172,934
Series Seed-7 Preferred	$400,000	5,625,879
Total	7,642,348	137,495,641

As of January 31, 2024, the Company had $0, respectively of SAFE obligations outstanding.

NOTE 6 – INCOME TAXES

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income.

Deferred tax assets and liabilities as of January 31, 2024, as summarized as follows:

Deferred tax assets:	
Net operating loss and tax credit carryforward	$ 8,334,696
Bad debt allowance	0
Deferred tax liabilities:	
Depreciation and amortization	(0)
Less: Valuation allowance	(8,334,696)
Deferred tax assets, net	$ -

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income in the applicable tax jurisdictions. In assessing the realizability of the deferred tax assets, the Company considered all positive and negative evidence available for all relevant jurisdictions and determined that it is more likely than not that all of the deferred tax assets will not be realized. The Company's cumulative losses since inception represent sufficient negative evidence to require a full valuation allowance in 2024. The Company will maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

NOTE 7 – LEGAL

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – SUBSEQUENT EVENTS

Capital Raising

As of the date of management's evaluation, the Company has raised additional capital of approximately $16,216,854. The Company has issued Preferred Stock shares in exchange for such capital at agreed upon valuations.

Management's Evaluation

Management has evaluated subsequent events through June 14, 2024, the date on which the financial statements were available to be issued.